EXHIBIT 99.1

PRESS RELEASE

Banro Increases Oxide and Free-milling Ounces of Gold by 45%

-	Banro’s total Mineral Resource now 10.18 Moz Measured & Indicated and 7.01 Moz in Inferred

TORONTO, ONTARIO - (January 31, 2013) - Banro Corporation ("Banro" or the "Company") (TSX:BAA) (NYSE MKT:BAA) is pleased to provide an update of its Mineral Resource and Mineral Reserve estimates at its wholly-owned projects on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo ("DRC"). Exploration drilling during 2012 at the four core projects, Twangiza, Namoya, Lugushwa and Kamituga, has resulted in positive growth in Mineral Resources and Mineral Reserves, particularly oxide and free-milling material, in line with the core strategy of the Company, whilst also ensuring the replacement of Mineral Reserves depleted thus far at the Twangiza Gold Mine.

Highlights

•
Banro’s Measured & Indicated (M&I) Mineral Resource has grown to 10.18 million ounces (“Moz”) of gold, an increase of 41%, and the Inferred Mineral Resource has grown to 7.01Moz of gold, an increase of 56%.

•
Banro’s total oxide and free-milling Mineral Resource (both types of materials may be efficiently treated by heap leach and CIL methods) increased by 45%, representing 4.17Moz in the M&I category and 0.87Moz in the Inferred category.

•	At Namoya, M&I Mineral Resources increased by 17.7% to 1.86Moz of gold, resulting in a 68.5% relative increase in the M&I Mineral Resource contained within the optimized pit to 1.50Moz.

•	The Proven & Probable Mineral Reserve estimate for Twangiza, based on drilling and improved economic assumptions, increased by 36% to 1.54Moz

•	At Lugushwa, the Indicated Mineral Resource consisting solely of oxide material is 0.73Moz. Lugushwa’s Inferred Mineral Resource is now 4.88Moz, of which 0.40Moz consists of oxide material.

“During 2012, the Company made significant progress with its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga project areas, increasing the Company's Mineral Resources, specifically oxide and free-milling material at Twangiza and Namoya, which have, or soon will have, established mining infrastructure. The increase in the overall Mineral Resources is substantial and underpins Banro’s strategy to build value by adding new Resources and replacing the mined ounces,” commented Dan Bansah, Banro’s Vice President, Exploration.

Banro’s exploration update published on November 15, 2012, highlighted significant drill intersections at the properties. The exploration focused on shallow infill and extension drilling at Lugushwa, definition drilling at Namoya, delineation drilling of the east and west flanking structures at Twangiza, and exploration drilling at Kamituga.

The encouraging results of the shallow infill drilling at Lugushwa facilitated the estimation of over 0.73 million ounces of high confidence Indicated oxide resources and an additional 0.40 million ounces of Inferred oxide material. This estimated oxide Resource will form the framework for Banro to undertake a preliminary economic assessment of Lugushwa’s oxide material, which was rescheduled to incorporate the additional exploration data which could potentially enhance the economics of this project. In Namoya, while assessing the potential for additional Resources, definition drilling at Namoya was undertaken to improve geological confidence prior to the mine being brought into production in Q4 2013. In addition, the positive metallurgical studies of the free-milling primary material at Namoya has resulted in a 68.5% increase of the M&I Mineral Resource contained within the optimized pit (the “In-pit M&I Mineral Resources”), from 0.89 million ounces to 1.50 million ounces at a grade of 1.78 g/t Au for 26.20 million tonnes of material (the Measured component of this is 22.86 million tonnes at 1.86g/t Au and the Indicated component is 3.34 million tonnes at 1.26g/t Au). These Mineral Resources, and the potential beneath the pit (Figure 1), will be the catalyst for the Namoya Phase II expansion study due for completion in 2013. The encouraging results obtained from the delineation drilling of the east and west flanking structures at Twangiza, coupled with its improved economics, has allowed for the growth in Mineral Reserves and the replacement of ounces depleted since start-up. Exploration drilling at Kamituga has confirmed the potential of a number of targets including Kibukila, Filon 20 and G22. Infill drilling of these targets will be the core business objective for Kamituga during 2013.

Banro’s Mineral Resources and Mineral Reserves disclosed in this press release are reported in accordance with National Instrument 43‐101 (Standards of Disclosure for Mineral Projects), which incorporates by reference the CIM Definition Standards on Mineral Resources and Mineral Reserves. The Mineral Resources reported in this press release are inclusive of the Mineral Reserves component.

Mineral Resource and Mineral Reserve Declaration at December 31, 2012

Table 1: Mineral Resources

Mine/Project	Category	Tonnes	Grade	Gold
		(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Measured		9.51	2.39	0.73
Indicated		16.38	1.61	0.85
Measured & Indicated		25.89	1.90	1.58
Inferred		4.66	0.85	0.13

Twangiza (Transition & Fresh)
Measured	6.29	2.21	0.45
Indicated	134.24	1.29	5.56
Measured & Indicated	140.53	1.33	6.01
Inferred	21.21	1.09	0.74
Namoya (Oxide & Free-milling)
Measured	24.58	1.96	1.55
Indicated	6.36	1.52	0.31
Measured and Indicated	30.94	1.87	1.86
Inferred	6.64	1.59	0.34
Lugushwa (Oxide)
Indicated	17.03	1.32	0.73
Inferred	8.86	1.39	0.40
Lugushwa (Transition & Fresh)
Inferred	107.60	1.34	4.48
Kamituga
Inferred (Surface)	4.14	2.4	0.32
Inferred (Underground)	3.12	6.00	0.60
TOTAL MEASURED AND INDICATED	214.39	1.48	10.18
TOTAL INFERRED	156.23	1.40	7.01

TABLE 2: Mineral Reserves
Mine/Project	Category	Tonnes	Grade	Gold
		(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Proven	9.98	2.36	0.76
Probable	15.60	1.56	0.78
Total Proven & Probable	25.58	1.87	1.54
Note: Rounding of numbers may result in computational discrepancies. Mineral Reserve included in Mineral Resource.

Mineral Resource

Banro’s Measured & Indicated (M&I) Mineral Resource has grown to 10.18Moz, an increase of 41%, and Inferred Mineral Resources have grown to 7.01Moz, an increase of 56%, this taking into account depletion at the Twangiza Gold Mine. The growth in the Mineral Resource is attributed to some changes in economic assumptions, which resulted in only a 22% increase of the Mineral Resource, although the main increase was as a result of significant drilling intersections. The Resource estimate discussed in this press release consists of insitu Mineral Resources at a 0.4 g/t Au cut-off falling within a US$2,000 per ounce (2011: US$1,700 per ounce) optimized pit shell.

The underground Mineral Resources at Kamituga are those situated below the Mobale open pit, estimated using historical underground information at a cut-off grade of 1.5 g/t Au. The Mineral Resource estimates for Kamituga were prepared by SRK (UK) using historical data and were included in the February 2005 NI 43-101 technical report prepared by SRK (UK) for Banro.  These estimates have not been updated. Banro has since 2011 carried out extensive exploration including some amount of drilling to verify the historical results. This work will be continued during 2013 for an updated estimate for Kamituga to be undertaken by December 2013.

The grade tonnage curve for the Namoya In-pit M&I Mineral Resources is illustrated in Figure 2, and demonstrates that the Namoya project can be mined at a significantly higher grade than the Resource grade without impacting significantly on the contained gold. This is based on the fact that if one increases the cut-off from 0.5g/t Au to 1.00g/t Au, grades increase from 2.04g/t Au to 2.79g/t Au, with contained gold reducing by only some 12% and could even be increased above 3.0g/t Au without compromising the mine life significantly. This indicates that high-grading the deposit is a feasible option and mine planning could focus on a higher grade, lower tonnage mine design in times of a falling metal market without destroying the economics of the project. The Namoya In-pit M&I Mineral Resources at the various cut-off grades are summarized in Table 3.

Mineral Reserve

The Proven and Probable Mineral Reserve of Twangiza has increased by 36% from 1.13 Moz to 1.54 Moz. This 36% increase of 0.41 Moz, after mining depletion, is primarily a function of delineation drilling at Twangiza West, which resulted in increased confidence of estimated Mineral Resources, and changes in economic assumptions with improved costs from 2011 to 2012. The current open pit Mineral Reserve was estimated using a weighted average breakeven grade of 0.54 g/t Au at a gold price of US$1,500 per ounce (2011: US$1,200 per ounce). Margin dilution and ore loss were included into the estimation of Mineral Reserves. Twangiza stockpile Reserves were calculated at a cut-off grade of 0.75 g/t Au.

TABLE 3: Current In-pit Mineral Resources at Various Cut-off Grades for the Namoya Project

CUT-OFF GRADE	TONNES	Av. GRADE	GOLD CONTENT
(g/t Au)	(Mt)	(g/t Au)	(Moz)
0.50	25.56	2.04	1.67
0.75	20.26	2.41	1.57
1.00	16.24	2.79	1.46
1.25	13.34	3.15	1.35
1.50	10.96	3.54	1.25
1.75	9.18	3.91	1.15
2.00	7.86	4.25	1.07
2.25	6.81	4.58	1.00
2.50	5.93	4.91	0.94
2.75	5.16	5.25	0.87
3.00	4.56	5.56	0.82

FIGURE 2: Grade Tonnage Curve for the Namoya Project

Key Assumptions

Below are the key assumptions, parameters and methods used to estimate the Lugushwa and Namoya Mineral Resources:

•	wireframing was restricted to borehole intersections above a 0.3 to 0.5g/t Au cut-off grade for Lugushwa and 0.4g/t Au for Namoya, Twangiza East and West;

•	gold grades have been determined using Ordinary Kriging interpolation into a 3-Dimensional block model constrained by mineralization wireframes;

•	the mineralization models were constrained within the wireframe with primary block dimensions of 20m N-S (along strike), 20m E-W (across strike) and 10m in the vertical direction;

•	estimation used dynamic anistotropy;

•	Datamine Studio 3TM was the modelling package; and

•	at all times, the relationship between geology and preliminary mining and economic factors was taken into account.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Drill core samples were respectively taken from Lugushwa, Namoya, Twangiza East and West to determine relative density measurements for the various deposits and the oxide, transitional and fresh rock components.

The key assumptions used for the determination of the In-pit M&I Mineral Resources at Namoya are tabled below:

Input Data	Units
Gold price	US$1,500 per ounce
Mining dilution	5% at zero grade
Pay limit for high grade	1.0 g/t Au
Stockpile ore	0.4 g/t-1.0 g/t Au
Waste	<0.4 g/t Au
Mining recovery	95%
Pit slopes	Minus 40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%), Fresh (80%)

The Twangiza resource model was built by SRK and most recently published in a Banro press release dated March 4, 2011. Apart from the Twangiza East and West estimates, the current estimates employed the SRK model but with changes to the economic assumptions with the improved cost.

For more details, refer to the technical report of Senet dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo", which has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Persons

Mr. Andrew N. Clay, Managing Director of Venmyn Deloitte (Pty) Ltd., is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the Lugushwa Mineral Resource estimates disclosed in this press release. Mr. Clay has reviewed and approved the contents of this press release.

Banro Vice President, Exploration, Daniel K. Bansah, MSc (MinEx), who is a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)) and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the Twangiza and Namoya Mineral Resource estimates and Twangiza Mineral Reserve estimates disclosed in this press release as well as the other technical information contained in this release (including with respect to Kamituga). Mr. Bansah has reviewed and approved the contents of this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, President & CEO, Tel: +44 (0) 788 405 4012,
or
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,
or
Arnold T. Kondrat, Executive Vice-President, +1 (416) 366-2221

 Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource and Mineral Reserve estimates included in this press release are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves, estimates and/or assumptions in respect of future gold production, gold recoveries,  costs and project economics, and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Figure 1 – Namoya cross section

SW
NW
NDD235
NDD035
NDD046
NDD177
NDD178
NDD180
NDD105
NDD110
NDD111
NDD342
NDD039
900 mN
800 mN
700 mN
600 mN
BOCO
TOFR
Including 25m@5.83 g/t
LEGEND
Mineralized zone
Dolerite
Quartz porphyry
Silicified schist
Sericite schist
Greenish sericite schist
Graphite schist
Pit out line (USD 2,000)
Adit trace
Drill hole
NAMOYA MINING SARL
NAMOYA SUMMIT DEPOSIT
SECTION
0
20
40
80
metres